P.E. 2/20/02

02016634

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

RECEIVED FEB 21 2002

For February 20, 2002

Precision Drilling Corporation
4200, 150 - 6th Avenue S.W.
Calgary, Alberta
Canada T2P 3Y7

(Indicated by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ______________ Form 40-F ______✓______

(Indicated by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934)

Yes ______________ No ______✓______

(If "Yes" marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b):82)

N/A

PROCESSED
FEB 25 2002
THOMSON
FINANCIAL

P

Precision Drilling

PRECISION DRILLING CORPORATION ANNOUNCES THE EXTENSION OF THE ODD-LOT BUY AND SELL PROGRAM

Calgary, Alberta, Canada - February 20, 2002

Precision Drilling Corporation (the "Corporation") (TSE:PD, NYSE:PDS) announced today that it has extended the Odd-Lot Buy and Sell Program for the benefit of registered and beneficial shareholders who own 99 or fewer Common Shares of Precision Drilling Corporation (the "Program") from the original expiry of February 20, 2002 to March 31, 2002.

Purchase and sale transactions under the Program will be undertaken through the facilities of The Toronto Stock Exchange and in compliance with the TSE Policy Statement on Small Shareholder Selling and Buying Arrangements. The Program does not apply to Precision Drilling Corporation Common Shares (the "Precision Drilling Shares") held under any of the Incentive Share Option Plans, and any Corporation sponsored Employee Savings or Retirement Plans.

For further information, please contact:

Computershare Trust Company of Canada
Attention: Stock Transfer Services
6th Floor, 530 – 8th Avenue SW
Calgary, Alberta T2P 3S8
Telephone: (toll free): 1-888-267-6555

Precision Drilling Corporation
Attention: Jan Campbell, Corporate Secretary
4200, 150 - 6th Avenue S.W.
Calgary, Alberta T2P 3Y7
Telephone; (403) 716-4500

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRECISION DRILLING CORPORATION

Per: ______________________________
Jan Campbell
Corporate Secretary

Date: February 20, 2002